VIA EDGAR

February 19, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 19, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to an oral request for supplemental information received from the staff (the “Staff”) of the Securities and Exchange Commission on January 30, 2013 regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company”) and Endo Pharmaceuticals, Inc. The Staff has requested a detailing of the personnel allocations as between the Company and its contract research organization in connection with the clinical trials called for under the Agreement.

As discussed telephonically with the Staff, since the information requested by the Staff is comprised entirely of confidential, commercially sensitive information, we provided this information supplementally to the Staff for its confidential review on Friday, February 15, 2013. Per the Staff’s guidance, we will be requesting, under separate cover, Rule 83 confidential treatment for such information.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	William B. Stone, Chairman, Audit Committee
Mark A. Sirgo, Pharm.D.
Cherry Bekaert LLP

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